Exhibit 99.1

CPKC places follow-on order for 2.4 MW of Ballard fuel cell engines for active service locomotives

VANCOUVER, BC, Nov. 6, 2023 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) announced today it received an order for 2.4 MW of additional fuel cell engines from Canadian Pacific Kansas City ("CPKC"; TSX: CP; NYSE: CP). These twelve, 200 kW fuel cell engines are planned for delivery in 2023 and will support the development of CPKC's additional hydrogen-powered locomotives planned for regular switching and local freight service applications in Alberta.

The additional locomotives will be partially funded through the Emissions Reduction Alberta ("ERA") program that helps the province deliver on its environmental and economic goals and will in turn support the decarbonization of rail transport by funding hydrogen production and refueling infrastructure along with hydrogen-powered locomotives.

Over the past two years, Ballard has supplied CPKC with 38 fuel cell engines for use in its hydrogen locomotives, with combined fuel cell power of 7.6 MW. The additional locomotives are expected to enter service in late 2024.

"Our hydrogen locomotive program demonstrates our commitment to reduce greenhouse gas emissions and we are pleased to continue to work with the team at Ballard to implement effective alternative fuel solutions," said Dr. Kyle Mulligan, CPKC AVP Operations Technology.

"We are excited by CPKC's vision and action plan to demonstrate and validate the use of hydrogen-powered locomotives to decarbonize their locomotive fleet," said Seungsoo Jung, Ballard's Vice President of Rail & Emerging Markets. "This latest order demonstrates CPKC's continued progress against this vision and plan, while also serving as another proof point for the enabling role of Ballard's fuel cell engines in the electrification of locomotive rail applications in North America."

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics, product deliveries and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Ballard Power Systems: Kate Charlton - VP Corporate Finance & Strategy +1.604.453.3939 or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 19:30e 06-NOV-23